United States securities and exchange commission logo





                             January 13, 2021

       Eric Scheyer
       Chief Executive Officer
       Star Peak Energy Transition Corp.
       1603 Orrington Avenue, 13th Floor
       Evanston, Illinois 60201

                                                        Re: Star Peak Energy
Transition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed December 17,
2020
                                                            File No. 333-251397

       Dear Mr. Scheyer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed December 17, 2020

       Summary Historical Financial Information of STPK, page 14

   1.                                                   Please more
appropriately label and identify the Class A common stock subject to redemption and position
it before the other equity balances included in permanent
                                                        equity. This comment is
also applicable to the disclosures in Selected Historical Financial
                                                        Information of STPK on
page 89.
       Unaudited Historical Comparative and Pro Forma Combined Per Share Information of STPK and
       Stem, page 19

   2. Please provide Stem (Historical) loss per share and book value per share information as of and for the nine months
ended September 30, 2020 and the year ended December 31,
                                                        2019. Refer to Part
I.A, Item 3(f) of Form S-4.
 Eric Scheyer
FirstName  LastNameEric  Scheyer
Star Peak Energy Transition Corp.
Comapany
January 13,NameStar
            2021     Peak Energy Transition Corp.
January
Page  2 13, 2021 Page 2
FirstName LastName
3. Please provide pro forma equivalent per share disclosures as required by Part I.A, Item
         3(f) of Form S-4.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 67

4. Please revise the pro forma balance sheet to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.
5. Refer to adjustment (4) on page 68. Please clarify how you determined the amount of cash to be paid to the redeeming stockholders under Scenario 2 based on the number of shares to be redeemed. In addition, given the disclosure that there is a minimum consolidated cash balance requirement of $200 million, please clarify why the pro forma balance of cash and cash equivalents under Scenario 2 appears to be less than that requirement.
Unaudited Pro Forma Condensed Combined Statements of Operations, page 70

6. Please disclose historical loss per share information for Stem, Inc. in column A on page 70 for the period ended September 30, 2020 and in column C on page 71 for the year ended
         December 31, 2019.
7. Based on disclosures throughout the filing that appear to indicate the Founders of STPK will exchange their class B common shares for class A common shares, please clarify and explain why you present any pro forma loss per share disclosures related to the class B shares here and on pages 19 and 20.

Recommendation of the STPK Board of Directors, page 75

8. Please revise to quantify the amount of expense and other reimbursement discussed on page 76.
STPK's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 91

9. Please clarify or revise the apparent insistency in the disclosures related to management's determination of STPK's ability to continue as a going concern disclosed in the third paragraph on page 92 and the disclosures in note 1 on page F-25. Intellectual Property, page 107

10. Please describe briefly the claims covered by the intellectual property you hold.
Selected Historical Consolidated Financial Information of Stem, page 122

11. Please also present total assets, long term debt, and losses per share as of and for each period presented.
 Eric Scheyer
FirstName  LastNameEric  Scheyer
Star Peak Energy Transition Corp.
Comapany
January 13,NameStar
            2021     Peak Energy Transition Corp.
January
Page  3 13, 2021 Page 3
FirstName LastName



Stem's Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 126

12. We note you present a key operating metric you identify as "Bookings". Please revise your disclosures to more fully disclose and discuss when and how "bookings" are expected to be recognized in revenue and explain the reasons for the significant difference between the amounts of cumulative "bookings" disclosed here and the amount of the remaining performance obligations disclosed in note 3 on page F-54 and note 3 on page F-
         86.
Liquidity and Capital Resources
Cash Flows     Quarterly Results, page 134

13. In your discussion of cash flows, you disclose that the net cash inflow from changes in operating assets and liabilities was primarily driven by an increase in deferred revenue of
         $32.3 million due to upfront payments and rebate incentives received in the period, a decrease in deferred costs with suppliers of $2.8 million, and an increase in accounts payable and accrued expenses of $2.8 million, partially offset by an increase in inventory of $17.6 million in line with revenue growth, including growth in hardware sales, an increase in accounts receivable of $6.0 million, an increase in contract origination costs of
         $2.1 million related to commissions paid on new contracts executed in the period and a decrease of $0.5 million in lease liabilities. Please expand your narrative here and on page
         136 to more fully explain the reasons for the changes in the line items noted including but not limited to the changes in accounts payables and accrued expenses and accounts receivable.
14. Please quantify and more fully disclose and discuss Stem's long term liquidity requirements and priorities and address potential changes in those priorities based on the impact of changes in the amount of cash available on a pro forma basis based on the amount of redemptions.
Critical Accounting Policies and Estimates
Stock Based Compensation, page 140

15. Please quantify and more fully discuss changes in the estimated fair value of Stem during the periods presented. Please also address any material differences between the valuations used to determine the fair value of recently granted stock options and warrants relative to the fair value implied by the current merger transaction.

Management of Stem after the Merger
Directors, page 146

16. Please revise to briefly discuss, for each director, the specific experience, qualifications,
 Eric Scheyer
Star Peak Energy Transition Corp.
January 13, 2021
Page 4
         attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of
         Regulation S-K.
Unaudited Prospective Financial Information of Stem, page 153

17. You state that Stem believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information
         Stem had at the time. In addition, you indicate the prospective financial information assumes acquisitions based on past experience and assumes that the organic growth rate of any acquired businesses match the growth rate of the standalone Stem business. Please address the following:
             Given that you have disclosed only one acquisition in December 2018, disclose to what extent acquisitions are included in your prospective information;
             Describe the material assumptions underlying your projections; and Address any material differences between 2020 estimated and actual results.

18. Please revise to disclose the material assumptions underlying the year-over-year growth you disclose in the table on page 154.
Background of the Merger, page 157

19. Please revise this section to describe how the nature and amount of consideration and material terms of the transactions, including the related agreements, evolved during negotiations between the parties. We note, for example, "initial terms" that were proposed and "revised terms," but it is unclear what the initial terms were or how the revised terms differed. It is similarly unclear how the parties negotiated and reached agreement on the terms of the merger agreement and related agreements, including any proposals and counterproposals made by each party.
Investor Rights Agreement, page 162

20. Please disclose in the notes to the financial statements whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to
         ASC 825-20-50-1.
Material U.S. Federal Income Tax Consequences, page 206

21. Please disclose the anticipated tax consequences of the business combination transaction.
FirstName LastNameEric Scheyer
       Also, if the tax consequence you disclose represent the opinion of counsel, as indicated by
Comapany    NameStar
       to-be-filed      Peak8.1,
                    Exhibit  Energy   Transition
                                 please          Corp.
                                        ensure the disclosure names counsel and
that the disclosure
Januaryrepresents  its opinion.
         13, 2021 Page   4
FirstName LastName
 Eric Scheyer
FirstName  LastNameEric  Scheyer
Star Peak Energy Transition Corp.
Comapany
January 13,NameStar
            2021     Peak Energy Transition Corp.
January
Page  5 13, 2021 Page 5
FirstName LastName
Financial Statements - STPK
Report of Independent Registered Public Accounting Firm, page F-2

22. Please have your auditor ensure that the first sentence of their report refers to the correct financial periods presented. In this regard, it appears to us that the current reference to the
         "period from October 29, 2018 through December 31, 2019" should be for the period from
         October 29, 2018 through December 31, 2018.
Equity Method Investments, page F-43

23. You disclose that you have ownership interest in SPEs that you do not control and you use the equity method to account for your investment in these SPEs. On page 133, you disclose that you enter into arrangements where you finance the cost of energy storage
         systems via special purpose entities (   SPE   ) that you establish
with outside investors. You
         disclose that these SPEs are not consolidated in your financial statements but are accounted for as equity method investments. Please confirm the SPEs referenced are the same SPEs disclosed here and in note 16 on page F-69. Please explain to us if you evaluated the SPEs under the voting interest model and tell us if and how you considered whether the SPEs are variable interest entities. Refer to ASC 810-10-15-14.
Financial Statements - Stem
2. Summary of Significant Accounting Policies
Variable Interest Entities, page F-43

24. You disclose that you evaluate your relationships with VIEs on an ongoing basis to determine whether you are the primary beneficiary. During 2018, you acquired the outstanding non-controlling interests of a consolidated VIE and, as such, no longer consolidate any VIEs as of December 31, 2019 and 2018. Please address the following:
             Explain if and how, after you acquired the outstanding non-controlling interest of the consolidated VIE, you evaluated the entity for consolidation under another accounting model and clarify your current accounting for the entity; and
             Given that you are no longer consolidate any VIEs, explain what consideration you gave to the disclosure requirements for VIEs when you are not the primary beneficiary, if applicable. Refer to ASC 810-10-50-4 and 50-5A. Energy Storage Systems, Net, page F-45

25. We note that you have determined you do not transfer control of energy storage systems, installed at customer locations, to the customer and therefore they do not qualify as a leased asset. Please provide us a more comprehensive explanation and analysis of the terms and conditions of your agreements with customers, including how you determined they do not meet the definition of a lease under ASC 842.

Recently Issued Accounting Standards, page F-51
 Eric Scheyer
FirstName  LastNameEric  Scheyer
Star Peak Energy Transition Corp.
Comapany
January 13,NameStar
            2021     Peak Energy Transition Corp.
January
Page  6 13, 2021 Page 6
FirstName LastName

26. We note that you have disclosed when recently issued accounting standards are effective for you. We note that you did not disclose when you will adopt ASU 2019-12 (Topic
         740), ASU 2020-04 and ASU 2020-06. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please revise your disclosure to disclose the date on which you will adopt the recently issued accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.
3. Revenue, page F-53

27. In regard to your revenue recognition policies, please more fully address the following:
             More explain the differences between host customer arrangements and partnership arrangements, including how you determine whether an arrangement is a host arrangement or a partnership arrangement;
             More fully explain how you determine and estimate incentive payments throughout the term of an agreement;
             More fully explain any differences in your accounting for upfront incentive payments for arrangements that provide customers the unilateral ability to terminate and those that do not;
             You disclose that although an energy storage system is purchased by you from a third-party manufacturer and provided to the customer, you obtain control prior to delivery and are the principal in the arrangement. More fully explain how you determined you obtain control of the energy system prior to delivery to the customer.
              We note that obtaining legal title of a product only momentarily before it is transferred to the customer does not necessarily indicate that you are the principal.
              Refer to ASC 606-10-55-37A; and
             You indicate that the Company is    primarily    responsible for
fulfilling the delivery of
              the energy storage system to the customer, it assumes substantial inventory risks, and it has discretion in the pricing charged to the customer. Explain whether there are any
              arrangements where you are not    primarily    responsible for
fulfilling these
              activities. Refer to ASC 606-10-55-39
Exhibits

28. Please file as exhibits the "New Executive Agreements" mentioned on page 120.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Eric Scheyer
Star Peak Energy Transition Corp.
January 13, 2021
Page 7

        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Sherry Haywood at
(202) 551-
3345 with any other questions.



                                                        Sincerely,
FirstName LastNameEric Scheyer
                                                        Division of Corporation
Finance
Comapany NameStar Peak Energy Transition Corp.
                                                        Office of Manufacturing
January 13, 2021 Page 7
cc:       Matthew R. Pacey
FirstName LastName